Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:   On July 23, 2012, at 12:30 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion of the matters hereunder, the Directors decided to:

1.         elect to the position of Officer ROBERT GEORGE STRIBLING, Australian, married, with a bachelor’s degree in sciences, human relations and organizational behavior, passport number #E4044975, resident in Sidney, Australia at 100 Crescent Road, Newport, NSW 2106, and future business address expected as São Paulo (SP), Brazil at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, with a term of office which shall expire upon the investiture of those elected at the first meeting of the Board of Directors subsequent to the Annual General Meeting of 2013.

2.         record that (i) the investiture of the Officer in his position shall be conditional on ratification of this process of election by the Central Bank of Brazil, the obtaining by ROBERT GEORGE STRIBLING of a foreigners work permit from the  Ministry of Labor and Employment and his establishing residence in Brazil; (ii) with the exception of the question of the declaration of residence in Brazil, pursuant to Article 2,  Section II of CMN Resolution 3.041/02, the elected officer has submitted all other substantiating declarations preliminary to eligibility pursuant to articles 146 and 147 of Law 6.404/76 and the prevailing regulations, in particular Resolution 3.041/02 of the National Monetary Council and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission.

3.         appoint the elected officer ROBERT GEORGE STRIBLING responsible for Liquidity Risk Control (CMN Resolution 2.804/00) and, until the latter takes office, this responsibility remaining as a function of the Executive Director SÉRGIO RIBEIRO DA COSTA WERLANG.

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo (SP), July 23, 2012. (signed). Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer